August 1, 2012

Ms. Cicely LaMothe

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Comment Letter Dated July 19, 2012 (received via fax on July 19, 2012)

Penn National Gaming, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed on February 24, 2012

File No. 000-24206

Dear Ms. LaMothe:

We have received and reviewed the referenced comment letter.  We appreciate your efforts to assist our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings.

Our responses to the Staff’s comments are contained below and keyed to the numbered comments in the comment letter.

In the following responses, except where indicated otherwise, the terms “we”, “our”, “Company” and “Penn” shall mean Penn National Gaming, Inc. and its consolidated subsidiaries.  In providing our response to your comments, we acknowledge:

•                  we are responsible for the adequacy and accuracy of the disclosure in our filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•                  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Responses to Comments

Form 10-K: For the Year Ended December 31, 2011

Item 1.  Business, page 1

Properties, page 2

Comment No 1:

We note your disclosure throughout regarding developments.  To the extent such developments are material, in future Exchange Act filings, please disclose the anticipated completion date, costs incurred to date and budgeted costs.  For completed developments, please disclose total development costs on a per square foot basis.

Response:

In our 2011 Form 10-K, we disclosed various details related to our two significant development projects, namely Hollywood Casino Toledo and Hollywood Casino Columbus.  More specifically, page 54 indicated the capital project expenditures incurred in 2011 by reportable segment which included a footnote indicating the amount of expenditures in our Midwest reportable segment attributable to our Toledo and Columbus casino projects.  On page 55, we also disclosed the anticipated 2012 expenditures along with project totals by reportable segment, which again included a footnote indicating the amounts attributable to our Toledo and Columbus casino projects.  Finally, we disclosed the anticipated completion date and budget for both Hollywood Casino Toledo and Hollywood Casino Columbus.  In future filings, we will also disclose the cumulative amount incurred on significant development projects.

Additionally, when a construction project is completed we will disclose the total cumulative costs incurred and the actual opening date compared to our budget since based on our experience that is more relevant to users of our financial statements than the cost per square foot of the facility.

The following will be modified in our disclosure, items in italics are the changes we are proposing to the existing language that was disclosed on page 54 of the 2011 Form 10-K to indicate the cumulative costs for significant development projects:

In November 2009, the “Ohio Jobs and Growth Plan,” a casino ballot proposal calling for an amendment to Ohio’s Constitution to authorize casinos in the state’s four largest cities, Cincinnati, Cleveland, Columbus and Toledo, was approved. Construction is underway for Hollywood Casino Toledo, a $320 million Hollywood-themed casino in Toledo, Ohio, inclusive of $50 million in licensing fees, with a planned casino opening of 2,000 slot machines, 60 table games and 20 poker tables, structured and surface parking, as well as food and beverage outlets and an entertainment lounge. The Hollywood Casino Columbus project, a $400 million Hollywood-themed casino in Columbus, Ohio, inclusive of $50 million in licensing fees, is under construction, with a planned casino opening of up to 3,000 slot machines, 70 table games and 30 poker tables, structured and surface parking, as well as food and beverage outlets and an entertainment lounge. We expect the opening of Hollywood Casino Toledo by the end of May 2012 and Hollywood Casino Columbus on November 1, 2012.  We have incurred cumulative costs of $156.3 million and $90.4 million through December 31, 2011 for Hollywood Casino Toledo and Hollywood Casino Columbus, respectively.

Comment No 2:

We note that various properties include hotel rooms.  In future Exchange Act filings, please disclose average daily rate, occupancy and REVPar on a portfolio basis for your properties that include hotels or otherwise explain to us why such information is not material to investors.

Response:

Net lodging revenues were $22.9 million and represented less than 1.0% of our consolidated net revenues for the year-ended December 31, 2011.  Since this amount is not significant, we do not believe additional disclosures would be useful to investors.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Comment No 3:

In future Exchange Act periodic reports, please explain how the volume indicators are measured and discuss how changes, if any, in those indicators impacted your operations.  Also, please explain the concept of hold and win percentages, and to the extent that changes in those percentages impact operating results, discuss such impact.

Response:

In future Exchange Act periodic reports we will discuss how volume indicators are measured and the concept of hold and win percentages.  As we explain below, we did not experience significant changes in win or hold percentages in recent periods.  We believe our discussions in the MD&A related to changes in gaming revenue adequately discloses to investors the reason for changes in our revenues as the explanation for changes in business volumes at our properties would be nearly identical.

Slot handle is the gross amount wagered for the period cited. The win or hold percentage is the net amount of gaming wins and losses, with liabilities recognized for accruals related to the anticipated payout of progressive jackpots.  Our slot hold percentages have consistently been in the 6% to 10% range over the past several years and we have consistently disclosed these ranges.  It should be noted that the majority of the Company’s gaming revenue is derived from slot revenues, as they represented approximately 88% and 93% of gaming revenue in 2011 and 2010, respectively.  Given the stability in our slot hold percentages, we have not experienced significant impacts to earnings from changes in these hold percentages.  As a result, neither our slot hold or handle has had a material impact on our operations for the periods covered in our Form 10-K.  We will disclose material fluctuations in these measurements in future periods.

For table games, customers usually purchase cash chips at the gaming tables.  Table drop is the amount of cash, chips, credit issued and wagering vouchers contained in the drop box of the table game.  Table game win is the amount of drop that is retained and recorded as casino gaming revenue, with liabilities recognized for funds deposited by customers before gaming play occurs and for unredeemed gaming chips.  As Penn is focused on regional gaming markets, our table hold percentages are not volatile to the extent of casino operators which focus on destination gaming markets, such as Las Vegas, Nevada and parts of Southeast Asia(e.g. Macau).  We believe this to be a result of the fact that the majority of our regional properties do not regularly experience high end play which can cause volatility in table holds.  Therefore, changes in our table hold percentages do not vary materially and therefore do not have a material impact to our earnings.  However, as disclosed in our discussion of changes in gaming revenues in our East/West segment on page 45 of our MD&A, the introduction of table games in July 2010 at

Hollywood Casino at Charles Town Races and Hollywood Casino at Penn National Race Course has benefited our results as these gaming offerings were not available previously at these facilities.

The following will be modified in our disclosure, items in italics are the changes we are proposing to the existing language as if the disclosure was being prepared for the 2011 Form 10-K:

The vast majority of our revenue is gaming revenue, derived primarily from gaming on slot machines (represented approximately 88% and 93% of our gaming revenue in 2011 and 2010) and to a lesser extent, table games, which is highly dependent upon the volume and spending levels of customers at our properties.  Other revenues are derived from our management service fee from Casino Rama, our hotel, dining, retail, admissions, program sales, concessions and certain other ancillary activities, and our racing operations.  Our racing revenue includes our share of pari-mutuel wagering on live races after payment of amounts returned as winning wagers, our share of wagering from import and export simulcasting, and our share of wagering from our OTWs.

Key performance indicators related to gaming revenue are slot handle and table game drop (volume indicators) and “win” or “hold” percentage. Slot handle is the gross amount wagered for the period cited.  The win or hold percentage is the net amount of gaming wins and losses, with liabilities recognized for accruals related to the anticipated payout of progressive jackpots.  Our slot hold percentages have been extremely consistent over the past several years.  Given the stability in our slot hold percentages, we have not experienced significant impacts to earnings from changes in these percentages.

For table games, customers usually purchase cash chips at the gaming tables.  The cash and markers (extensions of credit granted to certain credit worthy customers) are deposited in the gaming table’s drop box.  Table game win is the amount of drop that is retained and recorded as casino gaming revenue, with liabilities recognized for funds deposited by customers before gaming play occurs and for unredeemed gaming chips.  As we are focused on regional gaming markets, our table win percentages are fairly stable as the majority of these markets do not regularly experience high-end play which can lead to volatility in win percentages.  Therefore, changes in table game win percentages do not typically have a material impact to our earnings.  However, as discussed in our analysis of gaming revenues in a later section of this management’s discussion and analysis, the introduction of table games in July 2010 at Hollywood Casino at Charles Town Races and Hollywood Casino at Penn National Race Course has led to a significant increase in our gaming revenues and earnings in our East/West segment.

Our typical property slot hold percentage is in the range of 6% to 10% of slot handle, and our typical table game win percentage is in the range of 12% to 25% of table game drop.

Comment No. 4

We note that a portion of your revenue increase is a result of acquisitions and openings of casinos.  Please tell us if management analyzes the changes in revenues, expenses or any other key financial measures for properties that were owned and operating in both comparable periods.  If so, please provide an analysis of such changes in future Exchange Act reports or advise.

Response:

As discussed on page 35 of our management’s discussion and analysis, our Company’s Chief Executive Officer measures and assesses our business performance based on the results of our three regional operations.  Due to the size of our regional segments, increases in revenues and expenses are typically due to property openings, business acquisitions or the expansion of gaming offerings at one of our properties.  When this is the case, we clearly identify the inclusion of such acquisition or expansion and its impact on the segment results.  However, when significant and unusual events occur at properties that were open in both periods, we aim to include relevant disclosure of its impact.  For instance, in our 2011 10-K, we described that revenue increases in our East/West segment were impacted by the introduction of table games at Hollywood Casino at Charles Town and Hollywood Casino at Penn National Race Course.  We also disclosed that reductions in gaming revenue at our Midwest segment of $3.8 million in 2011 was due to lower gaming revenue at Hollywood Casino Aurora primarily from increased competition with the opening of the tenth licensed casino in Illinois on July 18, 2011.  Each of these properties were owned and operated in both comparable periods.

Additionally, when explaining the decline in gaming expenses within our Midwest segment, we noted the reduction in gaming taxes at Hollywood Casino Aurora resulting from lower taxable gaming revenues and the expiration of the 3% surcharge in July 2011 for both our Hollywood Casino Aurora and Hollywood Casino Joilet properties.  Finally, when describing the variance in general and administrative expenses in 2011 compared to 2010 in our Midwest segment we disclosed a charge of $6.6 million associated with a police services contract termination at Hollywood Casino Aurora.

We will continue to disclose material items that impact revenues, expenses or any other key financial measures for properties that were owned and operated in both reporting periods in future Exchange Act reports.

Promotional allowances, page 46

Comment No. 5

In future Exchange Act reports, either in your results of operations or in the overview section of MD&A, please expand your disclosure to clarify what comprises “promotional allowances.”  Furthermore, please discuss management’s general philosophies and practices with respect to the use of promotional allowances.

Response:

In future Exchange Act reports, we will expand our disclosures to clarify what comprises “promotional allowances” as well as our general philosophy and practices with respect to the use of promotional allowances.  The following disclosure will be incorporated into our existing disclosure in the results of operations section describing variances within promotional allowances.

The retail value of accommodations, food and beverage, and other services furnished to guests without charge is included in gross revenues and then deducted as “promotional allowances”.  Our promotional allowance levels are determined based on various factors such as our marketing plans, competitive factors, economic conditions, and regulations.

Financial Statements

Loan Receivable, page 79

Comment No. 6

We note your disclosure that you allocated approximately $203.7 million to property and equipment as a result of your acquisition of the M Resort.  However, in footnote 8 you disclose that property and equipment increased by approximately $477.2 million primarily as a result of the acquisition of the M Resort.  Please explain the difference between the two disclosures.  In your response include a reconciliation of the amounts allocated to net assets as a result of the acquisition to the purchase price.

Response:

As disclosed in footnote 8, we indicated that “the increase in total property and equipment was due primarily to the acquisition of M Resort as well as expenditures for the facilities under construction in Ohio.”  As disclosed in Note 6, $203.7 million was allocated to property and equipment as a result of the M Resort acquisition.  The remaining increase relates to items we disclosed on page 54 and 55 in our management’s discussion and analysis, namely $216.1 million for capital projects (which includes expenditures of $131.0 million and $43.7 million, respectively for Hollywood Casino Toledo and Hollywood Casino Columbus) and capital maintenance expenditures of $77.0 million which is then partially offset by disposals of property and equipment.

We acquired the debt of the M Resort in 2010 for $230.5 million.  The transaction did not close until June 1, 2011.  At that time the M Resort had $28 million of cash on its balance sheet.  This amount coupled with the amounts disclosed in footnote 6 equal the purchase price of $230.5 million.

Note 20. Subsidiary Guarantors, page 105

Comment No. 7

We note your disclosure that condensed consolidating financial information for your $2.15 billion senior secured credit facility was not included as it met certain criteria.  Please clarify if this debt constitutes a registered security within the guidance outlined in Rule 3-10 of Regulation S-X.  If not, please supplementally advise us of the literature you are relying upon in determining what disclosures to include regarding your subsidiary guarantors.  In addition, please tell us how you determined the restrictions imposed by gaming authorities in certain jurisdictions would not significantly impact Penn’s ability to obtain funds and how you determined the subsidiaries not acting as guarantors are minor.

Response:

We confirm that our debt obligations are not registered securities.  We have historically disclosed this information based upon Rule 3-10 of Regulation S-X.  However, since this is not required we will remove it from future filings.

In certain jurisdictions, gaming regulations indicate that gaming operators shall not make distributions to its owners, partners, shareholders, or any affiliated entities if the distribution would impair the financial viability of the gaming operation.  We do not believe this clause would be invoked at any of our facilities at the current time and for the foreseeable future.

Please do not hesitate to call me at 610-378-8232 or Desiree Burke at 610-401-2903 if you have any questions or comments.

Sincerely,

Penn National Gaming, Inc.

By:

/s/ William J. Clifford

William J. Clifford

Senior Vice President and Chief Financial Officer